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                      SECURITIES & EXCHANGE ACT 1934 REGISTRATION NUMBER 0-22617
                                                                       TSE : MMM

FOR IMMEDIATE RELEASE: FEBRUARY 8, 1999                             NEWS RELEASE

   DRILLING INTERSECTS MASSIVE SULPHIDES ON THE WHITE SILVER MOUNTAIN PROJECT

VANCOUVER, BRITISH COLUMBIA - Minco Mining & Metals Corporation and Teck Corporation are pleased to announce that the underground diamond drilling program on the White Silver Mountain project is progressing well. All three holes completed so far have intersected massive sulphide zones with visible base metals. The preliminary results from the holes are summarized as follows :


HOLE           FROM (M)      TO (M)         WIDTH (M)     RESULT
XT6-01         271.4         272.8          1.4           massive sulphide zone; 75%-80% sulphide
XT6-02         320.7         331.8          11.1          sulphide zone; 10%-70% sulphide
XT6-03         325.9         331.2          5.3           sulphide zone; 10%-30% sulphide
               344.3         360.0          15.7          disseminated and massive sulphide zone;
                                                          5%-80% sulphide


The first hole (XT6-01) did not reach its planned target depth due to flattening of the hole. The two intersections in hole XT6-03 are contained within a 97 metre wide alteration zone. This zone is much wider than one encountered in hole XT6-02, indicating that the alteration-mineralization zone may be widening at depth. This concept is further supported by the results of diamond drill hole B-2, previously drilled by the Chinese joint venture partner, which intersected 17.7m of mineralization, approximately 100m below XT6-03. Results from DDH B-2 were as follows:


        WIDTH         COPPER        LEAD           ZINC          GOLD           SILVER
         (M)           (%)          (%)            (%)            (GRAMS PER TONNE)
        17.7          2.1           5.4            9.7           4.8            120


Assay results from the first three drill holes are pending and will be announced as soon as they are received. The diamond drill program is continuing .


                                     - 30 -


For further information please contact Dr. Ken Z. Cai of Minco at 1-888-288-8288 or (604)688-8002 or Mr. Fred Daley of Teck at (604)687-1117

 The Toronto Stock Exchange has not reviewed and does not accept responsibility for the accuracy of this news release





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Attached map depicts the simplified geology of the White Silver Mountain
Project.





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